SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   27 May 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 27 May 2005
              re: IFRS




106/05
                                                      27 May 2005

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Lloyds TSB Group plc has today published its transition document reflecting the key impacts of the anticipated financial changes arising from the introduction of International Financial Reporting Standards (IFRS) and the Group's implementation of Financial Reporting Standard 27 - 'Life Assurance'.

No change to business strategies, economic value and capital management policies

From 1 January 2005, the Group has been using IFRS as its primary financial reporting framework. Although the move to IFRS significantly changes the timing of earnings recognition in financial results, it is important to note that there is no IFRS impact on business fundamentals and cash flows, the development of our organic growth strategies, or the Group's capital management policies. Whilst IFRS implementation is likely to result in greater earnings volatility in the future, the Group will endeavour to ensure that comparable underlying business performance and trends are clearly identified on an ongoing basis.

2004 earnings restatement

In accordance with the requirements of IFRS, revised results for 2004 include only those adjustments for standards implemented with effect from 1 January 2004 (i.e. they exclude adjustments for standards which have been implemented with effect from 1 January 2005).

The key changes to the 2004 profit and loss account arising as a result of IFRS are:

  - Profit before tax increased by GBP2 million to GBP3,495 million.
  - Profit attributable to shareholders decreased by GBP29 million, or 1 per cent, to GBP2,392 million.
  - Earnings per share decreased by 1 per cent to 42.8 pence.

The changes to earnings reflect the accounting treatment of goodwill, leasing, employee share option schemes and certain aspects relating to the Group's insurance businesses.

Opening balance sheet - 1 January 2005

The key changes as a result of adopting IFRS and FRS27, compared with the Group's balance sheet on 31 December 2004 under UK GAAP, are:

  - Shareholders' equity reduced by GBP405 million to GBP9,572 million.
  - Total assets increased by GBP12,154 million to GBP291,997 million.
  - Total capital ratio increased to 10.1 per cent (UK GAAP: 10.0 per cent); tier 1 capital ratio decreased to 8.2 per cent (UK GAAP: 8.9 per cent).

The most significant changes to the Group's balance sheet reflect changes in life assurance and dividend accounting; and the grossing up of certain lending, deposit and derivative balances.

2005 impact

The effect of the full implementation of IFRS and FRS27 on the Group's 2005 earnings will depend upon a number of factors such as business mix, rate of growth and market conditions. The increased use in IFRS of fair values is likely to lead to greater volatility, particularly in the results of the Group's life assurance businesses. Excluding this volatility, the application of effective interest rates, the reclassification of certain securities from equity to debt, and the impact of discounting on levels of loan loss impairment, is likely to result in some reduction in profits.

Current indications are that the overall impact, excluding the volatility introduced by the requirements of IFRS and FRS 27, will be to reduce the Group's reported earnings per share, compared with those that would have been reported under UK GAAP, by approximately 6 per cent. Excluding goodwill amortisation, earnings per share (before volatility) are expected to reduce by approximately 7 per cent. Profit before tax (before volatility) is expected to be approximately 8 per cent lower, additionally reflecting the inclusion of coupon payments on preferred securities now being treated as an interest expense rather than minority interests. This likely reduction in earnings in 2005 is almost entirely due to changes in the timing of income and expense recognition in the Group's financial statements.

Lloyds TSB will today brief analysts and investors on its implementation of IFRS, and consequent restatement of its 2004 results. The briefing will commence at 10.30 a.m. and the slides and audio presentation will be simultaneously available on the Group's Investor Relations website: www.investorrelations.lloydstsb.co.uk. The slides that accompany the presentation will be available to download from 9.30a.m.

Lloyds TSB will report externally under IFRS in its 2005 interim results due to be announced on 29 July 2005.

For further information:-

Investor Relations
Michael Oliver                                       +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media
Mary Walsh                                           +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  27 May 2005